Exhibit 99.1

FOR RELEASE

UNITIL REPORTS YEAR-END EARNINGS

HAMPTON, N.H., FEBRUARY 1, 2018—Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Net Income of $29.0 million, or $2.06 per share, for the year ended December 31, 2017, an increase of $1.9 million, or 7.0%, in Net Income, and $0.12 in Earnings Per Share, compared to 2016. The Company’s earnings for 2017 were driven by increases in natural gas and electric sales margins. Net Income for the three months ended December 31, 2017 was $11.2 million, or $0.79 per share, compared to Net Income of $10.2 million, or $0.73 per share, for the same period in 2016.

“Higher revenues, continued customer growth and the strengthening economy contributed to our earnings in 2017,” said Robert G. Schoenberger, Unitil’s Chairman and Chief Executive Officer. “We grew our customer base by an additional 2,100 customers and continue to make significant investments to upgrade and expand our natural gas and electric distribution systems to cost-effectively meet our customers’ growing energy needs.”

Natural gas sales margin was $109.7 million in 2017, an increase of $6.1 million compared to 2016, driven by higher natural gas distribution rates of $3.3 million and the positive impact of colder weather and customer growth of $2.8 million. Natural gas therm sales increased 3.9% in 2017 compared to 2016. Based on weather data collected in the Company’s natural gas service areas, there were 5% more Heating Degree Days in 2017 compared to 2016. As of December 31, 2017 the number of natural gas customers served by Unitil has increased by 1,400 in the last twelve months.

Electric sales margin was $92.2 million in 2017, an increase of $4.1 million compared to 2016. Electric sales margin in 2017 was positively affected by higher electric distribution rates of $5.4 million and customer growth of $1.0 million, partially offset by lower sales volumes due to the net impact of milder summer weather of $0.5 million and lower transmission revenues of $1.8 million. Total electric kilowatt-hour (kWh) sales decreased 0.3% in 2017, reflecting milder summer weather in 2017, largely offset by customer growth. Based on weather data collected in the Company’s electric service areas, there were 21% fewer Cooling Degree Days in 2017 compared to 2016. As of December 31, 2017, the number of electric customers served by Unitil has increased by 700 in the last twelve months.

Usource, the Company’s non-regulated energy brokering business, recorded revenues of $6.0 million for the twelve months ended December 31, 2017, holding relatively steady with 2016 revenue levels.

Operation and Maintenance (O&M) expenses increased $3.9 million in 2017 compared to 2016. The change in O&M expenses reflects higher compensation and benefit costs of $2.0 million and higher utility operating costs of $1.9 million. Utility operating costs include higher pass-through regulatory and vegetation management costs of $1.1 million, which are recovered on a reconciling basis in sales margins.

Depreciation, Amortization, Property Taxes and other expenses increased $1.6 million in the twelve months ended December 31, 2017 compared to 2016, reflecting higher depreciation and property taxes on higher utility plant assets in service, net of lower amortization of deferred major storm costs, which were being amortized for recovery over multi-year periods.

Interest Expense, net increased $0.6 million in the twelve months ended December 31, 2017 compared to 2016, reflecting interest on higher levels of short-term debt, partially offset by higher net interest income on regulatory assets/liabilities and repayment of higher cost long-term debt.

6 Liberty Lane West Hampton, NH 03842 T 603.772.0775 www.unitil.com

Income Taxes increased $2.1 million for the twelve months ended December 31, 2017 compared to 2016, reflecting higher pre-tax earnings in 2017.

At its January 2018 meeting, the Unitil Corporation Board of Directors declared a quarterly dividend on the Company’s common stock of $0.365 per share, an increase of $0.005 per share on a quarterly basis, resulting in an increase in the effective annual dividend rate to $1.46 per share from $1.44 per share. This dividend declaration continues an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

The Company will hold a quarterly conference call to discuss fourth quarter and full year 2017 results on Thursday, February 1, 2018, at 2:00 p.m. Eastern Time. This call is being webcast and can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 105,000 electric customers and 81,300 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, gas and electric energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy supply costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements.

6 Liberty Lane West Hampton, NH 03842 T 603.772.0775 www.unitil.com

For more information please contact:

David Chong—Investor Relations	Alec O’Meara—Media Relations
Phone: 603-773-6499	Phone: 603-773-6404
Email: chong@unitil.com	Email: omeara@unitil.com

Selected financial data for 2017 and 2016 is presented in the following table:

Unitil Corporation—Condensed Consolidated Financial Data
(Millions, except Per Share data)(Unaudited)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2017	2016	Change	2017	2016	Change

Gas Therm Sales:
Residential	9.9	10.1	(2.0%)	43.4	40.6	6.9%
Commercial/Industrial	44.4	43.5	2.1%	170.4	165.1	3.2%

Total Gas Therm Sales	54.3	53.6	1.3%	213.8	205.7	3.9%

Electric kWh Sales:
Residential	153.0	145.4	5.2%	649.4	651.3	(0.3%)
Commercial/Industrial	238.8	226.5	5.4%	974.7	977.5	(0.3%)

Total Electric kWh Sales	391.8	371.9	5.4%	1,624.1	1,628.8	(0.3%)

Gas Revenues	$62.1	$57.1	$5.0	$194.0	$181.2	$12.8
Cost of Gas Sales	27.7	25.2	2.5	84.3	77.6	6.7

Gas Sales Margin	34.4	31.9	2.5	109.7	103.6	6.1

Electric Revenues	51.8	45.7	6.1	206.2	196.1	10.1
Cost of Electric Sales	29.7	23.7	6.0	114.0	108.0	6.0

Electric Sales Margin	22.1	22.0	0.1	92.2	88.1	4.1

Usource Revenues	1.5	1.5	—	6.0	6.1	(0.1)

Total Sales Margin:	58.0	55.4	2.6	207.9	197.8	10.1

Operation & Maintenance Expenses	17.2	17.7	(0.5)	70.2	66.3	3.9
Depreciation, Amortization, Property Taxes & Other	17.2	16.5	0.7	68.1	66.5	1.6
Interest Expense, net	6.0	5.8	0.2	23.1	22.5	0.6

Income Before Income Taxes	17.6	15.4	2.2	46.5	42.5	4.0
Income Tax Expense	6.4	5.2	1.2	17.5	15.4	2.1

Net Income	$11.2	$10.2	$1.0	$29.0	$27.1	$1.9

Earnings Per Share	$0.79	$0.73	$0.06	$2.06	$1.94	$0.12

6 Liberty Lane West Hampton, NH 03842 T 603.772.0775 www.unitil.com